Exhibit 99.1

Dada Announces Unaudited Second Quarter 2021 Financial Results

SHANGHAI, China, Sept. 07, 2021 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

●	Total net revenues were RMB1,474.6 million, an increase of 11.5% year over year. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis, revenue growth would have been 81.3% year over year[1].

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended June 30, 2021 was RMB32.3 billion, an increase of 76.7% year over year from RMB18.3 billion in the same period ended June 30, 2020.

●	Number of active consumers for the twelve months ended June 30, 2021 was 51.3 million, as compared with 32.3 million in the same period ended June 30, 2020.

“Dada has long served the real economy and is growing together with brick-and-mortar retailers as well as our brand partners. We welcome the stepping up of regulations and firmly believe it will be good for the long-term sustainable development of the industry. There is enormous potential in the on-demand retail industry for us to explore,” said Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada. “Through the deepening cooperation with JD, we continue to build strong partnership with our retail and brand partners, working together to create value to consumers. Our partners will continue to benefit from our technology platform and high levels of innovation. Together, with Dada’s commitment to bring people everything on demand, we will continue to focus on long-term value creation to the benefit of enterprises and consumers around China.”

“We are pleased to deliver another solid quarter and believe the strong growth momentum will continue as we strengthen partnerships with retailers and brand owners, based on our enhanced capabilities,” said Beck Chen, Chief Financial Officer of Dada. “We achieved strong revenue growth in the second quarter, which surpassed high end of guidance. We are excited with JDDJ’s strong momentum with growth of 81.3% in the second quarter, and maintain confidence in its further accelerated year-over-year growth rate in the second half of 2021. In addition, with continuous improvement in operating efficiency, we expect non-GAAP net loss margin to narrow in the second half of 2021.”

Second Quarter 2021 Financial Results

Total net revenues were RMB1,474.6 million, an increase of 11.5% year over year. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis, revenue growth would have been 81.3% year over year1.

	For the three months ended June 30,
	2020	2021
	RMB	RMB
Net Revenue
Dada Now
Services	823,586	576,712
Sales of goods	13,590	16,792

Subtotal	837,176	593,504
JDDJ
Services note (1)	485,873	881,090
Total	1,323,049	1,474,594

Note:

(1) Includes net revenues from fulfillment services provided to retailers on JDDJ of RMB181,741 and RMB312,754, and commission fee revenues from retailers on JDDJ of RMB147,556 and RMB233,441 for the three months ended June 30, 2020 and 2021, respectively.

Net revenues generated from Dada Now were RMB593.5 million. The difference as compared to that of the second quarter of 2020 is mainly due to the fact that effective since April 2021, the cost of riders for last-mile delivery services was directly paid through third-party companies instead of through the Company. Thus the Company no longer recognizes rider-related revenue and rider-related costs. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis, revenue growth from Dada Now would have been 81.2% year over year1, mainly driven by the increases in order volume of intra-city delivery service to chain merchants.

Net revenues generated from JDDJ were RMB881.1 million. The difference as compared to that of the second quarter of 2020 is mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners also constituted to an increment of the net revenues generated form JDDJ.

Total costs and expenses were RMB2,205.8 million, compared with RMB1,798.8 million in the same quarter of 2020.

●	Operations and support costs were RMB1,136.5 million, compared with RMB1,100.1 million in the same quarter of 2020. The rise was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform, partially offset by the decrease of rider-related cost incurred by business upgrade of last-mile delivery services.

●	Selling and marketing expenses were RMB824.2 million, compared with RMB386.2 million in the same quarter of 2020. The increase was primarily due to (i) growing incentives to JDDJ consumers, (ii) an increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to the JDDJ platform, and (iii) an increase in personnel cost in connection with the Company’s growing business.

●	General and administrative expenses were RMB100.1 million, compared with RMB164.9 million in the same quarter of 2020. The decrease was primarily due to decreased share-based compensation expenses, as share-based compensation expenses were recognized immediately in the second quarter of 2020 resulting from options granted to employees with an IPO performance condition.

●	Research and development expenses were RMB132.3 million, compared with RMB128.6 million in the same quarter of 2020. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities.

Loss from operations was RMB665.8 million, compared with RMB471.9 million in the same quarter of 2020.

Non-GAAP loss from operations2 was RMB573.3 million, compared with RMB244.0 million in the same quarter of 2020.

Net loss was RMB640.4 million, compared with RMB457.5 million in the same period of 2020.

Non-GAAP net loss3 was RMB549.2 million, compared with RMB230.9 million in the same period of 2020.

Net loss attributable to ordinary shareholders of Dada was RMB640.4 million, compared with RMB617.0 million in the same quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of Dada4 was RMB549.2 million, compared with RMB390.4 million in the same quarter of 2020.

Basic and diluted net loss per share was RMB0.67, compared with RMB1.26 for the second quarter of 2020.

Non-GAAP basic and diluted net loss per share5 was RMB0.58, compared with RMB0.80 for the second quarter of 2020.

As of June 30, 2021, the Company had RMB4,664.8 million in cash, cash equivalents, restricted cash and short-term investments, a decrease from RMB6,291.1 million as of December 31, 2020.

Pursuant to our $150 million share repurchase authorization announced in June 2021, as of August 31, 2021, we have repurchased approximately US$73.4 million of ADSs under this repurchase program.

Environment, Social Responsibility and Corporate Governance

●	Amid the resurgence of COVID-19 cases in some districts of Guangdong and Jiangsu provinces since May, we swiftly responded to ensure sufficient supply of daily necessities to pandemic-struck area with reliable quality, stable priced, and safe delivery. Our efforts were recognized by relevant governmental authorities.

●	In July, we provided all-around support for merchants and riders in the flood-struck areas of Henan province. JDDJ introduced measures such as commission reductions to help retail stores resume both online and offline operations, and Dada Now launched a series of measures to protect riders’ health and safety while ensuring delivery capacity.

Business Outlook

For the third quarter of 2021, Dada expects total revenue to be between RMB1.63 billion and RMB1.68 billion. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis in the third quarters of 2020 and 2021, total revenue of the third quarter of 2021 will realize 80% to 86% year-over-year growth1. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 Effective since April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. The Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. To help better understand the growth excluding the change’s impact on revenue, the Company hereby presents the year-over-year growth assuming excluding the cost of riders directly paid during the comparative periods of current year and last year.

2 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

5 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 9:00 p.m. Eastern Time on Tuesday, September 7, 2021 (9:00 a.m. Beijing time on Wednesday, September 8, 2021).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/8267062

CONFERENCE ID: 8267062

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 a.m. Eastern Time, September 15, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	8267062#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	5,461,264	3,818,684
Restricted cash	59,791	51,132
Short-term investments	770,000	795,000
Accounts receivable	403,584	252,166
Inventories, net	5,410	8,106
Amount due from related parties	646,341	461,081
Prepayments and other current assets	175,592	260,813
Total current assets	7,521,982	5,646,982

Non-current assets
Property and equipment, net	39,640	38,242
Goodwill	957,605	957,605
Intangible assets, net	507,964	417,671
Operating lease right-of-use assets	107,120	94,361
Non-current time deposits	400,000	400,000
Other non-current assets	12,715	25,376
Total non-current assets	2,025,044	1,933,255

TOTAL ASSETS	9,547,026	7,580,237

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	600,000	400,000
Accounts payable	13,846	7,265
Notes payable	170,000	170,000
Payable to riders and drivers	717,496	488,782
Amount due to related parties	52,918	53,908
Accrued expenses and other current liabilities	814,991	555,675
Operating lease liabilities	41,737	40,937
Total current liabilities	2,410,988	1,716,567

Non-current liabilities
Deferred tax liabilities	38,558	36,052
Non-current operating lease liabilities	69,525	59,349
Total non-current liabilities	108,083	95,401

TOTAL LIABILITIES	2,519,071	1,811,968

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 941,450,185 and 953,939,605 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	639	647
Additional paid-in capital	16,442,721	16,564,267
Accumulated deficit	(9,345,102)	(10,695,781)
Accumulated other comprehensive loss	(70,303)	(100,864)
TOTAL SHAREHOLDERS’ EQUITY	7,027,955	5,768,269

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,547,026	7,580,237

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
Net revenues	1,323,049	1,474,594	2,422,665	3,147,357
Costs and expenses
Operations and support	(1,100,131)	(1,136,482)	(2,065,858)	(2,531,473)
Selling and marketing	(386,191)	(824,170)	(646,726)	(1,614,888)
General and administrative	(164,861)	(100,106)	(264,390)	(202,843)
Research and development	(128,601)	(132,330)	(215,517)	(256,528)
Other operating expenses	(19,066)	(12,742)	(30,103)	(25,349)
Total costs and expenses	(1,798,850)	(2,205,830)	(3,222,594)	(4,631,081)
Other operating income	3,890	65,468	35,341	76,510
Loss from operations	(471,911)	(665,768)	(764,588)	(1,407,214)

Other income/(expenses)
Interest income	15,286	29,181	27,764	64,763
Interest expenses	(2,114)	(4,007)	(2,587)	(9,406)
Foreign exchange loss	—	(1,068)	—	(1,328)
Total other income	13,172	24,106	25,177	54,029
Loss before income tax benefits	(458,739)	(641,662)	(739,411)	(1,353,185)
Income tax benefits	1,253	1,253	2,634	2,506
Net loss	(457,486)	(640,409)	(736,777)	(1,350,679)
Accretion of convertible redeemable preferred shares	(159,542)	—	(375,649)	—
Net loss attributable to ordinary shareholders of Dada	(617,028)	(640,409)	(1,112,426)	(1,350,679)

Net loss per share
Basic	(1.26)	(0.67)	(2.59)	(1.42)
Diluted	(1.26)	(0.67)	(2.59)	(1.42)

Weighted average shares used in calculating net loss per share
Basic	489,313,329	951,437,694	429,301,979	953,812,426
Diluted	489,313,329	951,437,694	429,301,979	953,812,426

Net loss	(457,486)	(640,409)	(736,777)	(1,350,679)
Other comprehensive income/(loss)
Foreign currency translation adjustments	868	(15,387)	15,078	(30,561)
Total comprehensive loss	(456,618)	(655,796)	(721,699)	(1,381,240)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
Loss from operations	(471,911)	(665,768)	(764,588)	(1,407,214)
Add:
Share-based compensation expense	181,504	49,561	221,950	99,664
Intangible assets amortization	46,365	42,887	93,131	86,165
Non-GAAP loss from operations	(244,042)	(573,320)	(449,507)	(1,221,385)

Net loss	(457,486)	(640,409)	(736,777)	(1,350,679)
Add:
Share-based compensation expense	181,504	49,561	221,950	99,664
Intangible assets amortization	46,365	42,887	93,131	86,165
Income tax benefit	(1,253)	(1,253)	(2,634)	(2,506)
Non-GAAP net loss	(230,870)	(549,214)	(424,330)	(1,167,356)

Accretion of convertible redeemable preferred shares	(159,542)	—	(375,649)	—

Non-GAAP net loss attributable to ordinary shareholders of Dada	(390,412)	(549,214)	(799,979)	(1,167,356)

Non-GAAP net loss per share
Basic	(0.80)	(0.58)	(1.86)	(1.22)
Diluted	(0.80)	(0.58)	(1.86)	(1.22)

Weighted average shares used in calculating net loss per share
Basic	489,313,329	951,437,694	429,301,979	953,812,426
Diluted	489,313,329	951,437,694	429,301,979	953,812,426